SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc Appoints Harvey McGrath as Chairman

For immediate release:
13 August 2008

Prudential plc Appoints Harvey McGrath as Chairman

Prudential plc is pleased to announce the appointment of Harvey McGrath as Chairman. Mr McGrath will join the Board of Prudential plc as a non-executive director on 1 September 2008 and assume the position of Chairman on 1 January 2009
,
 succeeding Sir David Clementi.

Mr McGrath has a long and distinguished career in the international financial services industry and will bring considerable expertise to his new role at Prudential plc. From 1980 to 2007 he
 worked for Man Group plc starting as Treasurer, then Finance Director
,
 then President of Man Inc in
New York
,
 before being appointed as Chief Executive of Man Group in
London
 in 1990
,
 and then Chairman in 2000. He left Man Group in 2007. He started his career at Chase Manhattan
Bank
 in
London
 and
New York
.

Mr McGrath is also Chairman of the London Development Agency
,

which works for the Mayor
 of London
, co-ordinating economic development and regeneration across the capital, and Vice Chairman of the London Skills and Employment Board, which is tasked with developing a strategy for adult skills in
London
.
He is
the former
Chairman of
both
London First
 and the East London Business Alliance,
and a Member of the International Advisory Board of the
School
 of
Oriental
 and African Studies.

James Ross, Prudential's Senior Independent Director and
c
hair
ing
 the Nomination Committee said: "I am delighted at th
e appointment of Harvey McGrath. H
e will bring considerable
and continued
financial and leadership expertise to the role and I very much look forward to working with him."

Commenting Harvey McGrath said: "I am excited at the prospect of joining Prudential. The
Company
 has a rare combination of both a proud heritage and an extremely exciting future. The financial performance of the
Company
 over the past three years has been strong and differentiated from its competitors by its broad geographic reach, particularly its exposure to
Asia
, product expertise and the strength of the leadership team built under
Group Chief Executive,
Mark Tucker. Sir David Clementi has done an outstanding job of steering the
Company
 through this significant progress over the past six years."

Commenting Sir David Clementi, Chairman of Prudential plc, said: "
I am delighted that the Board has appointed Harvey McGrath to assume the Chair. His record of achievement in the international financial services arena is exceptional and his leadership skills are clear. I have served six years as Chairman of Prudential, a period of considerable change, real internationalisation of the business and rapid development of our management capability
,
 and leave the Company in strong shape.
"

Commenting Mark Tucker
Group
Chief Executive of Prudential plc said:

"I am very pleased that
Harvey
 has accepted the position of Chairman of Prudential plc and very much look forward to working with him. He is an outstanding talent with proven leadership expertise in the complexities of the international financial services industry
. He
will bring great insight and experience to the Board of the
C
ompany as
we
 pursue our increasingly international strategy. On behalf of the Board and all the employees of Prudential I want to thank Sir David Clementi for his leadership and strong
support over the past six years."

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	+44 20 7548 3559 +44 7808 632167	James Matthews	+44 20 7548 3561

Notes to Editors

1.
Harvey McGrath will join the Board of the Company on 1 September 2008 as a
n
on
-
e
xecutive
d
irector and assume the role of Chairman on 1 January 2009. The annual
fee for Mr McGrath as
non-executive director
 and Chairman will be £500,000 fixed for three years.

He
will act as Chairman of the Nomination Committee
 from 1 January 2009,
 and although not a formal member will be invited to attend the Audit and Remuneration Committees.

The appointment is for an initial three
year
term from the date of election by shareholders

at the next AGM
and the
Board may
wish to reappoint him
for additional period
(s)
. The appointment
remains subject to re-election by shareholders at regular intervals and it may be terminated by either the Company
 or
 M
r
 McGrath with twelve months notice to align with recognised best practice on corporate governance
.

Sir David Clementi will stand down from the Board of Directors on 31 December 2008.

2. A photograph of Harvey McGrath is available from Laura Isherwood on 020 7548 2007, laura.isherwood@prudential.co.uk

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in
England
, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world.
The Group
has been in existence since 1848 and has £2
56
 billion in assets under management as at 3
0 June
 200
8
. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the
United States of America
.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-
looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 August 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Name: Jon Bunn
Title : Director of Public Relations